SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                  FORM U-3A-2/A

     Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the Provisions of the Public Utility Holding Company Act of 1935


                              CH ENERGY GROUP, INC.

hereby amends Exhibit A to Form U-3A-2 CH Energy Group, Inc. filed on February 26, 2002 and thereafter amended on March 5, 2002 in its entirety to read as Exhibit A attached hereto.


     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 29th day of April, 2002.


                                        CH ENERGY GROUP, INC.


                                        By:      /s/  Steven V. Lant
                                            ------------------------------------
                                                 Steven V. Lant
                                                 Chief Operating Officer
                                                 and Chief Financial Officer

Attest:

  /s/ Gladys L. Cooper
------------------------------------
       Gladys L. Cooper
       Corporate Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven V. Lant
Chief Operating Officer and
    Chief Financial Officer
CH Energy Group, Inc.
284 South Avenue
Poughkeepsie, New York 12601-4879

                                    EXHIBIT A

           Consolidating Financial Statements of CH Energy Group, Inc.
                             as of December 31, 2001

                             C H Energy Group, Inc.
                           Consolidated Balance Sheet
                                December 31, 2001

                                             Holding
                                             Company     Consolidated  Consolidated
                                            C H Energy     Central      C H Energy    Subsidiaries
                  ASSETS                    Group, Inc.     Hudson    Services, Inc.    Subtotal
                                           ------------  ------------ -------------- --------------

Utility Plant
       Electric                                          $584,830,537                $  584,830,537
       Gas                                                180,672,689                   180,672,689
       Common                                              97,124,477                    97,124,477
       Nuclear Fuel                                                 0                             0
                                           ------------  ------------  ------------  --------------
                                                      0   862,627,703             0     862,627,703

Less:  Accumulated Depreciation                           354,010,087                   354,010,087
           Nuclear Fuel Amortization                                0                             0
                                           ------------  ------------  ------------  --------------
                                                      0   508,617,616             0     508,617,616

Construction Work in Progress                              53,138,733                    53,138,733
                                           ------------  ------------  ------------  --------------
                                                      0   561,756,349             0     561,756,349

Other Property and Plant                         74,683       970,180    47,156,932      48,127,112
                                           ------------  ------------  ------------  --------------


Prefunded Pension Costs                                    78,742,756                    78,742,756
Other  Investments                                          1,892,591                     1,892,591
Partnership Interest                                                      4,406,998       4,406,998
Investment  in CHG&E                        264,406,447                                           0
Investments in C H  Services                163,515,086                                           0

                                           ------------  ------------  ------------  --------------

       Total Other  Investments             427,921,533    80,635,347     4,406,998      85,042,345


Intangible  Assets                                    0             0    79,587,161      79,587,161

Current Assets:
       Cash and Cash Equivalents             77,421,196    47,863,681     7,109,914      54,973,595
       Accounts Receivable from Customers                  37,356,410    24,183,765      61,540,175
       Accounts Receivable - Affiliates         252,062       177,276     2,952,608       3,129,884
       Accrued Unbilled Utility Revenues                   11,765,375                    11,765,375
       Other Receivables                                    8,968,128                     8,968,128
       Fuel and Materials & Supplies                       13,867,351     4,534,993      18,402,344
       Special Deposits                                    24,193,342                    24,193,342
       Prepayments                                          8,013,250     9,391,311      17,404,561
                                           ------------  ------------  ------------  --------------

Total  Current  Assets                       77,673,258   152,204,813    48,172,591     200,377,404

Deferred Charges and Other Assets
       Regulatory Assets                                   35,093,998                    35,093,998
       Unamortized Debt Expense                             3,545,062                     3,545,062
       Fair Value of Derivatives              1,024,000    25,642,394     1,924,659      27,567,053
       Deferred Debits                                     26,622,536                    26,622,536
       Clearing Accounts                                      171,009                       171,009
       Other Assets                                        18,611,670    14,765,718      33,377,388
                                           ------------  ------------  ------------  --------------

                                              1,024,000   109,686,669    16,690,377     126,377,046
                                           ------------  ------------  ------------  --------------

Accumulated Deferred Income Tax  (Net)                              0        63,959          63,959
                                           ------------  ------------  ------------  --------------

Partnerships                                                                                      0
Long Term Receivable from Affiliate                                                               0
                                           ------------  ------------  ------------  --------------

Total  Assets                              $506,693,474  $905,253,358  $196,078,018  $1,101,331,376
                                           ============  ============  ============  ==============

                                            Adjustments      Consolidated
                                            Eliminations      C H Energy
                                           Debit/(Credit)     Group, Inc.
                                           --------------   --------------

Utility Plant
       Electric                                             $  584,830,537
       Gas                                                     180,672,689
       Common                                                   97,124,477
       Nuclear Fuel                                                      0
                                           -------------    --------------
                                                       0       862,627,703

Less:  Accumulated Depreciation                                354,010,087
           Nuclear Fuel Amortization                                     0
                                           -------------    --------------
                                                       0       508,617,616

Construction Work in Progress                                   53,138,733
                                           -------------    --------------
                                                       0       561,756,349
0
Other Property and Plant                                        48,201,795
                                           -------------    --------------


Prefunded Pension Costs                                         78,742,756
Other  Investments                                               1,892,591
Partnership Interest                                             4,406,998
Investment  in CHG&E
Investments in C H  Services                (445,884,430)
                                              17,962,897                 0
                                           -------------    --------------

       Total Other  Investments             (427,921,533)       85,042,345


Intangible  Assets                                              79,587,161

Current Assets:
       Cash and Cash Equivalents                               132,394,791
       Accounts Receivable from Customers                       61,540,175
       Accounts Receivable - Affiliates       (3,381,577)              369
       Accrued Unbilled Utility Revenues                        11,765,375
       Other Receivables                                         8,968,128
       Fuel and Materials & Supplies                            18,402,344
       Special Deposits                                         24,193,342
       Prepayments                            11,983,831*       29,388,392
                                           -------------    --------------

Total  Current  Assets                         8,602,254       286,652,916

Deferred Charges and Other Assets
       Regulatory Assets                                        35,093,998
       Unamortized Debt Expense                                  3,545,062
       Fair Value of Derivatives                                28,591,053
       Deferred Debits                                          26,622,536
       Clearing Accounts                                           171,009
       Other Assets                                             33,377,388
                                           -------------    --------------

                                                       0       127,401,046
                                           -------------    --------------

Accumulated Deferred Income Tax  (Net)           (63,959)                0
                                           -------------    --------------

Partnerships                                                             0
Long Term Receivable from Affiliate                    0                 0
                                           -------------    --------------

Total  Assets                              ($419,383,238)   $1,188,641,612
                                           =============    ==============

* Reclassification of $11,983,831 debit balance in the Current Liabilities - Accrued Taxes Account to the Current Assets - Prepayments Account.

                             C H Energy Group, Inc.
                           Consolidated Balance Sheet
                                December 31, 2001

                                                     Holding
                                                     Company      Consolidated     Consolidated
                                                   C H Energy        Central        CH Energy     Subsidiaries
CAPITALIZATION and LIABILITIES                     Group, Inc.       Hudson       Services, Inc.     Subtotal
                                                  -------------   -------------   --------------  ---------------

Capitalization
       Common Stock                               $   1,686,209   $  84,310,435   $       2,510   $    84,312,945
       Paid in Capital                              351,201,544     174,979,688      71,633,500       246,613,188
       Retained Earnings - Brought Forward          163,316,671       9,777,187       9,379,075        19,156,262
       OCI - Derivatives                                      0               0               0                 0
       Reacquired Capital Stock                     (18,765,307)              0                                 0
       Capital Stock Expense - Preferred                             (5,790,614)                       (5,790,614)
                                                  -------------   -------------   -------------   ---------------

Total  Shareholder's  Equity                        497,439,117     263,276,696      81,015,085       344,291,781
                                                  -------------   -------------   -------------   ---------------

Cumulative Preferred Stock
       Not Subject to Mandatory Redemption                           21,030,000                        21,030,000
       Subject to Mandatory Redemption                               35,000,000                        35,000,000
                                                  -------------   -------------   -------------   ---------------

                                                              0      56,030,000               0        56,030,000
                                                  -------------   -------------   -------------   ---------------

Long Term Debt                                                      215,950,000         250,000       216,200,000
Unamortized Premium & Discount on Debt                                  (76,309)                          (76,309)
Long Term Debt to Affiliate                                                   0      82,500,000        82,500,000
                                                  -------------   -------------   -------------   ---------------

                                                              0     215,873,691      82,750,000       298,623,691
                                                  -------------   -------------   -------------   ---------------

                                                    497,439,117     535,180,387     163,765,085       698,945,472
                                                  -------------   -------------   -------------   ---------------

Current Liabilities
        Current Maturities of Long-term Debt
           and Preferred Stock                                       20,000,000                        20,000,000
        Notes Payable                                                         0         250,000           250,000
        Accounts Payable                                             32,107,291      30,427,135        62,534,426
        Accounts Payable - CH Energy Group, Inc.                         17,961         234,101           252,062
        Accounts Payable - FIT - CHG&E               (2,970,586)                                                0
        Accounts Payable - FIT - CH Services          2,789,059                                                 0
        Accounts Payable - NYS - CHG&E               12,260,577                                                 0
        Accounts Payable - NYS - CH Services            163,549                                                 0
        Accounts Payable to Affiliates / Parent                                         176,909           176,909
        Accrued Taxes - FIT & NYS                    (7,431,045)                                                0
        Accrued Taxes - Other                        (4,392,755)     (9,450,024)                       (9,450,024)
        Accrued Interest                                              2,538,001                         2,538,001
        Dividends  Payable                            8,835,527         807,488                           807,488
        Accrued Vacation                                              3,899,700                         3,899,700
        Customer Deposits                                             5,032,287                         5,032,287
        Other                                                31      11,545,133                        11,545,133

                                                  -------------   -------------   -------------   ---------------

Total  Current  Liabilities                           9,254,357      66,497,837      31,088,145        97,585,982
                                                  -------------   -------------   -------------   ---------------

Deferred Credits & Other Liabilities
        Regulatory Liabilities                                      235,960,095                       235,960,095
        Miscellaneous Reserves                                        4,852,994                         4,852,994
        Customer Advance for Construction                               215,615                           215,615
        Other Deferred Credits                                       42,347,791                        42,347,791

                                                  -------------   -------------   -------------   ---------------

                                                              0     283,376,495               0       283,376,495
                                                  -------------   -------------   -------------   ---------------

Accumulated Deferred Income Tax  (Net)                               20,198,639       1,224,788        21,423,427
                                                  -------------   -------------   -------------   ---------------

Total Liabilities                                 $ 506,693,474   $ 905,253,358   $ 196,078,018   $ 1,101,331,376
                                                  =============   =============   =============   ===============

                                                   Adjustments      Consolidated
                                                   Eliminations      C H Energy
                                                  Debit/(Credit)     Group, Inc.
                                                  --------------    --------------

Capitalization
       Common Stock                               $  84,312,945     $    1,686,209
       Paid in Capital                              246,585,168        351,229,564
       Retained Earnings - Brought Forward           19,156,262        163,316,671
       OCI - Derivatives                                                         0
       Reacquired Capital Stock                                        (18,765,307)
       Capital Stock Expense - Preferred             (4,632,842)        (1,157,772)
                                                  -------------     --------------

Total  Shareholder's  Equity                        345,421,533        496,309,365
                                                  -------------     --------------

Cumulative Preferred Stock
       Not Subject to Mandatory Redemption                              21,030,000
       Subject to Mandatory Redemption                                  35,000,000
                                                  -------------     --------------

                                                              0         56,030,000
                                                  -------------     --------------

Long Term Debt                                                         216,200,000
Unamortized Premium & Discount on Debt                                     (76,309)
Long Term Debt to Affiliate                          82,500,000                  0
                                                  -------------     --------------

                                                     82,500,000        216,123,691
                                                  -------------     --------------

                                                    427,921,533        768,463,056
                                                  -------------     --------------

Current Liabilities
        Current Maturities of Long-term Debt
           and Preferred Stock                                          20,000,000
        Notes Payable                                                      250,000
        Accounts Payable                                                62,534,426
        Accounts Payable - CH Energy Group, Inc.        252,062                  0
        Accounts Payable - FIT - CHG&E               (2,970,586)                 0
        Accounts Payable - FIT - CH Services          2,789,059                  0
        Accounts Payable - NYS - CHG&E               12,260,577                  0
        Accounts Payable - NYS - CH Services            163,549                  0
        Accounts Payable to Affiliates / Parent         176,909                  0
        Accrued Taxes - FIT & NYS                   (11,983,831)*        4,552,786
        Accrued Taxes - Other                        (9,289,993)        (4,552,786)
        Accrued Interest                                                 2,538,001
        Dividends  Payable                                               9,643,015
        Accrued Vacation                                                 3,899,700
        Customer Deposits                                                5,032,287
        Other                                                           11,545,164

                                                  -------------     --------------

Total  Current  Liabilities                          (8,602,254)       115,442,593
                                                  -------------     --------------

Deferred Credits & Other Liabilities
        Regulatory Liabilities                                         235,960,095
        Miscellaneous Reserves                                           4,852,994
        Customer Advance for Construction                                  215,615
        Other Deferred Credits                                          42,347,791

                                                  -------------     --------------

                                                              0        283,376,495
                                                  -------------     --------------

Accumulated Deferred Income Tax  (Net)                   63,959         21,359,468
                                                  -------------     --------------

Total Liabilities                                 $ 419,383,238     $1,188,641,612
                                                  =============     ==============


* Reclassification of $(11,983,831) debit balance in the Current Liabilities - Accrued Taxes Account to the Current Assets - Prepayments Account.

                              CH ENERGY GROUP, INC.
                          Consolidated Income Statement
                     Twelve Month Total @ December 31, 2001

                                                      Holding
                                                      Company     Consolidated  Consolidated   Adjustments           Consolidated
                                                     CH Energy      Central          CH        Eliminations            CH Energy
                                                    Group, Inc.     Hudson        Services       DR / (CR)     Ref    Group, Inc.
                                                   ------------  -------------  -------------  -------------   ---   ------------
Operating Revenues
  Electric                                                    0    418,433,214                                        418,433,214
  Gas                                                         0    109,638,237                                        109,638,237
  Other                                                                      0    189,297,742                         189,297,742
                                                   ------------------------------------------------------------------------------
     Total - own territory                                    0    528,071,451    189,297,742              0          717,369,193
  Revenues from Electric sales to other utilities             0      9,983,356                                          9,983,356
  Revenues from Gas sales to other utilities                  0      1,078,560                                          1,078,560
                                                   ------------------------------------------------------------------------------


                                                              0    539,133,367    189,297,742              0          728,431,109
                                                   ------------------------------------------------------------------------------


Operating Expenses
  Operation:
     Fuel Used in electric generation                         0     15,406,345     18,907,699                          34,314,044
     Purchased electricity                                    0    209,102,626      5,532,494                         214,635,120
     Purchased petroleum                                                     0     89,173,280                          89,173,280
     Purchased natural gas                                    0     63,750,935      8,562,683                          72,313,618
     Other expenses of operation                        (62,371)    86,752,002     56,481,903                         143,171,536
  Maintenance                                                 0     20,060,946              0                          20,060,946
  Depreciation and amortization                             850     26,812,866      8,823,257                          35,636,973
  Taxes, other than income tax                           78,187     50,170,045        153,974                          50,402,206
  Federal/State  income tax                           3,264,800    247,275,266         35,904                         250,575,970
  Deferred income tax                                         0   (229,532,766)             0                        (229,532,766)
                                                   ------------------------------------------------------------------------------

                                                      3,281,466    489,798,265    187,671,194              0          680,750,927
                                                   ------------------------------------------------------------------------------

Operating Income                                     (3,281,466)    49,335,102      1,626,548              0           47,680,182
                                                   ------------------------------------------------------------------------------

Other Income and Deductions
  Equity Earnings-Subscos.                           42,357,446          1,882              0    (42,357,446)               1,882
  Allow. for equity funds used during constr                  0        429,084              0                             429,084
  Federal/State  income tax                                   0     (2,635,000)      (998,900)                         (3,633,900)
  Deferred income tax - credit                                0     28,015,200              0                          28,015,200
  Other  income                                      10,730,489              0              0     (2,977,376)           7,753,113
  Other - net                                         1,028,766     (2,459,897)     4,775,892              3            3,344,764
                                                   ------------------------------------------------------------------------------

                                                     54,116,701     23,351,269      3,776,992    (45,334,819)          35,910,143
                                                   ------------------------------------------------------------------------------

Income Before Interest Charges                       50,835,235     72,686,371      5,403,540    (45,334,819)          83,590,325
                                                   ------------------------------------------------------------------------------

Interest Charges
  Interest on mortgage bonds                                  0      5,210,877                                          5,210,877
  Interest on other long-term debt                            0     10,446,158                                         10,446,158
  Interest on short-term debt                                 0        125,878                                            125,878
  Other interest                                              0     11,694,855      3,994,001     (2,977,376)          12,711,480
  Allowance for borrowed funds used
     during construction                                      0       (319,362)                                          (319,362)
  Amortization of premium & exp on debt                       0      1,350,109                                          1,350,109
                                                   ------------------------------------------------------------------------------

                                                              0     28,508,515      3,994,001     (2,977,376)          29,525,140
                                                   ------------------------------------------------------------------------------

Net Income (Loss) (Prior to Consolidation)           50,835,235     44,177,856      1,409,539    (42,357,443)          54,065,185

Dividends on Preferred Stock                                         3,229,950                                          3,229,950
                                                   ------------------------------------------------------------------------------

Net Income (Loss)  Consolidated CH Energy Group      50,835,235     40,947,906      1,409,539    (42,357,443)          50,835,235

Dividends Declared on Common Stock                   35,342,108                                                        35,342,108
                                                   ------------------------------------------------------------------------------

Balance Retained in the Business                     15,493,127                                                        15,493,127
                                                   ==============================================================================

                       Central Hudson Energy Service, Inc.
              (A wholly owned subsidiary of CH Energy Group, Inc.)
                          Unconsolidated Balance Sheets


                                                                          Unconsolidated Balance Sheets - December 31, 2001
                                                            ------------------------------------------------------------------------
                                                                Services        CHEC        CH Resources     CH Syracuse  CH Niagara
Assets
Current assets:
  Cash                                                      $          10   $   2,767,142   $     768,772   $          --   $     --
  Accounts receivable, less allowance for
      doubtful accounts of $958,272                                             4,419,737         523,615
  Due from affiliates                                           1,000,000        (996,277)      2,088,875
  Notes receivable
  Installment receivables, net                                                  1,090,055
  Inventory                                                                                     1,179,339
  Prepaid                                                         293,391         501,875       6,228,753              10         10
  Derivatives                                                                   1,500,000              --
                                                            ------------------------------------------------------------------------
       Total current assets                                     1,293,401       9,282,532      10,789,354              10         10

Installment receivable                                                          7,917,802
Notes receivable                                               82,500,000      50,475,000
Deferred projects                                                               1,448,769
Investments in partnerships                                                     4,406,998
Deferred income taxes
Due from parent-FIT                                              (996,862)      1,539,906       1,010,780
Due from parent-NYSIT                                                             (63,832)        221,475
Other assets                                                                                    4,941,278
Fixed assets, net                                                                 120,848      32,980,907
Goodwill, net
Investments in subsidiaries                                    80,727,512      47,326,731

                                                            ------------------------------------------------------------------------
       Total non current assets                               162,230,650     113,172,222      39,154,440

                                                            ------------------------------------------------------------------------
       Total assets                                         $ 163,524,051   $ 122,454,754   $  49,943,794   $          10   $     10
                                                            ========================================================================

Liabilities and shareholder's equity Current liabilities:
  Accounts payable and accruals                             $       5,310   $   1,754,914   $   3,582,090   $          --   $     --
  Due to affiliates                                                 3,656       1,935,705
  Due to parent-FIT
  Due to parent                                                                    52,234          64,800
  Due to CHG&E                                                                     71,714         101,471
  Note payable                                                                                    250,000
  Deferred income taxes                                                           272,826         870,430

                                                            ------------------------------------------------------------------------
       Total current liabilities                                    8,966       4,087,393       4,868,791
                                                            ------------------------------------------------------------------------

Notes Payable - Banks                                                                             250,000
Notes Payable - Affiliated Companies                           82,500,000      63,750,000      19,000,000
                                                            ------------------------------------------------------------------------
       Total liabilities                                       82,508,966      67,837,393      24,118,791
                                                            ------------------------------------------------------------------------

Shareholder's equity:
  Capital stock                                                     2,510       7,230,000         566,000               1          1
  Additional paid-in capital                                   71,633,500      36,500,000      27,160,000               9          9
  Retained earnings                                             9,379,075      10,887,361      (1,900,997)
  Treasury stock
                                                            ------------------------------------------------------------------------
       Shareholder's equity before
            other comprehensive income                         81,015,085      54,617,361      25,825,003              10         10

  Other comprehensive income
                                                            ------------------------------------------------------------------------
       Total shareholder's equity                              81,015,085      54,617,361      25,825,003              10         10

                                                            ------------------------------------------------------------------------
   Total liabilities and shareholder's equity               $ 163,524,051   $ 122,454,754   $  49,943,794   $          10   $     10
                                                            ========================================================================

                                                         -------------------------------------------------------------------------
                                                           Prime           Green                         Griffith
                                                         Industrial        Point          SCASCO          Energy          Total
Assets
Current assets:
  Cash                                                   $  134,743     $   35,666     $   1,077,817   $   2,325,764  $   7,109,914
  Accounts receivable, less allowance for
      doubtful accounts of $958,272                         187,044                        5,829,938      10,727,854     21,688,188
  Due from affiliates                                        83,355                                                       2,175,953
  Notes receivable                                                                                         1,405,522      1,405,522
  Installment receivables, net                                                                                            1,090,055
  Inventory                                                  48,282                        1,017,891       2,289,481      4,534,993
  Prepaid                                                    19,869                          869,413       1,478,010      9,391,331
  Derivatives                                                                                424,659                      1,924,659
                                                         --------------------------------------------------------------------------
       Total current assets                                 473,293         35,666         9,219,718      18,226,631     49,320,615

Installment receivable                                                                                                    7,917,802
Notes receivable                                                           250,000                           423,925    133,648,925
Deferred projects                                                                                                         1,448,769
Investments in partnerships                                                                                               4,406,998
Deferred income taxes                                        22,981                           40,978                         63,959
Due from parent-FIT                                          17,744            160           134,113       1,083,218      2,789,059
Due from parent-NYSIT                                         5,921            (15)                                         163,549
Other assets                                                                                  33,944                      4,975,222
Fixed assets, net                                            74,932                        3,984,585       9,995,660     47,156,932
Goodwill, net                                               145,273                       11,033,558      68,408,330     79,587,161
Investments in subsidiaries                                                                                             128,054,243

                                                         --------------------------------------------------------------------------
       Total non current assets                             266,851        250,145        15,227,178      79,911,133    410,212,619

                                                         --------------------------------------------------------------------------
       Total assets                                      $  740,144     $  285,811     $  24,446,896   $  98,137,764  $ 459,533,234
                                                         ==========================================================================

Liabilities and shareholder's equity Current liabilities:
  Accounts payable and accruals                          $   94,577     $      598     $   4,982,156   $  20,007,494  $  30,427,139
  Due to affiliates                                                             67                           236,525      2,175,953
  Due to parent-FIT                                                                                                               0
  Due to parent                                                                               21,084          95,983        234,101
  Due to CHG&E                                                                                                 3,724        176,909
  Note payable                                                                                                              250,000
  Deferred income taxes                                                                                       81,532      1,224,788

                                                         --------------------------------------------------------------------------
       Total current liabilities                             94,577            665         5,003,240      20,425,258     34,488,890
                                                         --------------------------------------------------------------------------

Notes Payable - Banks                                                                                                       250,000
Notes Payable - Affiliated Companies                        475,000                       10,000,000      40,000,000    215,725,000
                                                         --------------------------------------------------------------------------
       Total liabilities                                    569,577            665        15,003,240      60,425,258    250,463,890
                                                         --------------------------------------------------------------------------

Shareholder's equity:
  Capital stock                                                   1        180,000             1,165              10      7,979,688
  Additional paid-in capital                                249,999                       14,648,835      35,000,000    185,192,352
  Retained earnings                                         (79,433)       105,146           193,656       2,712,496     21,297,304
  Treasury stock                                                                          (5,400,000)                    (5,400,000)
                                                         --------------------------------------------------------------------------
       Shareholder's equity before
            other comprehensive income                      170,567        285,146         9,443,656      37,712,506    209,069,344

  Other comprehensive income
                                                         --------------------------------------------------------------------------
       Total shareholder's equity                           170,567        285,146         9,443,656      37,712,506    209,069,344

                                                         --------------------------------------------------------------------------
   Total liabilities and shareholder's equity            $  740,144     $  285,811     $  24,446,896   $  98,137,764  $ 459,533,234
                                                         ==========================================================================

                      Central Hudson Energy Service, Inc.
              (A wholly owned subsidiary of CH Energy Group, Inc.)
                      Balance Sheets - Elimination Entries


                                                                                           Eliminations
                                                          -------------------------------------------------------------------------
                                                             Services       CHEC       CH Resources     CH Syracuse    CH Niagara
Assets
Current assets:
  Cash
  Accounts receivable, less allowance for
      doubtful accounts of $958,272
  Due from affiliates                                        (1,000,000)       996,277     (2,088,875)
  Notes receivable
  Installment receivables, net
  Inventory
  Prepaid                                                                                         (20)
  Derivatives
                                                          -------------------------------------------------------------------------
       Total current assets                                  (1,000,000)       996,277     (2,088,895)

Installment receivable
Notes receivable                                            (82,500,000)   (50,475,000)
Deferred projects
Investments in partnerships
Deferred income taxes
Due from parent-FIT
Due from parent-NYSIT
Other assets
Fixed assets, net
Goodwill, net
Investments in subsidiaries                                 (80,727,512)   (47,326,731)

                                                          -------------------------------------------------------------------------
       Total non current assets                            (163,227,512)   (97,801,731)             0              0              0

                                                          -------------------------------------------------------------------------
       Total assets                                       $(164,227,512) $ (96,805,454) $  (2,088,895) $           0  $           0
                                                          =========================================================================

Liabilities and shareholder's equity Current liabilities:
  Accounts payable and accruals                                                                    (1)
  Due to affiliates                                              (3,656)    (1,935,705)
  Due to parent-FIT
  Due to parent
  Due to CHG&E
  Note payable
  Deferred income taxes

                                                          -------------------------------------------------------------------------
       Total current liabilities                                 (3,656)    (1,935,705)            (1)             0              0
                                                          -------------------------------------------------------------------------

Notes Payable - Banks
Notes Payable - Affiliated Companies                                       (63,750,000)   (19,000,000)
                                                          -------------------------------------------------------------------------
       Total liabilities                                         (3,656)   (65,685,705)   (19,000,001)             0              0
                                                          -------------------------------------------------------------------------

Shareholder's equity:
  Capital stock                                                             (7,230,000)      (566,000)            (1)            (1)
  Additional paid-in capital                                               (36,500,000)   (27,160,000)            (9)            (9)
  Retained earnings                                                        (10,887,361)     1,900,997
  Treasury stock
                                                          -------------------------------------------------------------------------
       Shareholder's equity before
            other comprehensive income                                0    (54,617,361)   (25,825,003)           (10)           (10)

  Other comprehensive income
                                                          -------------------------------------------------------------------------
       Total shareholder's equity                                     0    (54,617,361)   (25,825,003)           (10)           (10)

                                                          -------------------------------------------------------------------------
   Total liabilities and shareholder's equity                    (3,656)  (120,303,066)   (44,825,004)           (10)           (10)
                                                          =========================================================================

                                                         --------------------------------------------------------------------------
                                                           Prime           Green                         Griffith
                                                         Industrial        Point          SCASCO          Energy       Eliminations
Assets
Current assets:
  Cash                                                                                                                $          --
  Accounts receivable, less allowance for
      doubtful accounts of $958,272
  Due from affiliates                                          (83,355)                                                  (2,175,953)
  Notes receivable
  Installment receivables, net
  Inventory
  Prepaid                                                                                                                       (20)
  Derivatives
                                                         --------------------------------------------------------------------------
       Total current assets                                    (83,355)                                                  (2,175,973)

Installment receivable
Notes receivable                                                            (250,000)                                  (133,225,000)
Deferred projects
Investments in partnerships
Deferred income taxes
Due from parent-FIT
Due from parent-NYSIT
Other assets
Fixed assets, net
Goodwill, net
Investments in subsidiaries                                                                                            (128,054,243)

                                                         --------------------------------------------------------------------------
       Total non current assets                                      0      (250,000)              0              0    (261,279,243)

                                                         --------------------------------------------------------------------------
       Total assets                                      $     (83,355)  $  (250,000)  $           0  $           0   $(263,455,216)
                                                         ==========================================================================

Liabilities and shareholder's equity Current liabilities:
  Accounts payable and accruals                                          $        (1)             (2)                 $          (4)
  Due to affiliates                                                              (67)                      (236,525)     (2,175,953)
  Due to parent-FIT
  Due to parent
  Due to CHG&E
  Note payable
  Deferred income taxes

                                                         --------------------------------------------------------------------------
       Total current liabilities                                     0           (68)             (2)      (236,525)     (2,175,957)
                                                         --------------------------------------------------------------------------

Notes Payable - Banks
Notes Payable - Affiliated Companies                          (475,000)                  (10,000,000)   (40,000,000)   (133,225,000)
                                                         --------------------------------------------------------------------------
       Total liabilities                                      (475,000)          (68)    (10,000,002)   (40,236,525)   (135,400,957)
                                                         --------------------------------------------------------------------------

Shareholder's equity:
  Capital stock                                                     (1)     (180,000)         (1,165)           (10)     (7,977,178)
  Additional paid-in capital                                  (249,999)                  (14,648,835)   (35,000,000)   (113,558,852)
  Retained earnings                                             79,433      (105,146)       (193,656)    (2,712,496)    (11,918,229)
  Treasury stock                                                                           5,400,000                      5,400,000
                                                         --------------------------------------------------------------------------
       Shareholder's equity before
            other comprehensive income                        (170,567)     (285,146)     (9,443,656)   (37,712,506)   (128,054,259)

  Other comprehensive income
                                                         --------------------------------------------------------------------------
       Total shareholder's equity                             (170,567)     (285,146)     (9,443,656)   (37,712,506)   (128,054,259)

                                                         --------------------------------------------------------------------------
   Total liabilities and shareholder's equity                 (645,567)     (285,214)    (19,443,658)   (77,949,031)   (263,455,216)
                                                         ==========================================================================

                      Central Hudson Energy Service, Inc.
              (A wholly owned subsidiary of CH Energy Group, Inc.)
                           Consolidated Balance Sheets


                                                                                                                Consolidated
                                                           -------------------------------------------------------------------------
                                                             Services        CHEC        CH Resources    CH Syracuse    CH Niagara
Assets
Current assets:
  Cash                                                     $         10  $   2,767,142   $     768,772  $          --  $          --
  Accounts receivable, less allowance for
      doubtful accounts of $958,272                                          4,419,737         523,615
  Due from affiliates
  Notes receivable
  Installment receivables, net                                               1,090,055
  Inventory                                                                                  1,179,339
  Prepaid                                                       293,391        501,875       6,228,733             10             10
  Derivatives                                                                1,500,000
                                                           -------------------------------------------------------------------------
       Total current assets                                     293,401     10,278,809       8,700,459             10             10

Installment receivable                                                       7,917,802
Notes receivable
Deferred projects                                                            1,448,769
Investments in partnerships                                                  4,406,998
Deferred income taxes
Due from parent-FIT                                            (996,862)     1,539,906       1,010,780
Due from parent-NYSIT                                                          (63,832)        221,475
Other assets                                                                                 4,941,278
Fixed assets, net                                                              120,848      32,980,907
Goodwill, net
Investments in subsidiaries

                                                           -------------------------------------------------------------------------
       Total non current assets                                (996,862)    15,370,491      39,154,440              0              0

                                                           -------------------------------------------------------------------------
       Total assets                                            (703,461)    25,649,300      47,854,899             10             10
                                                           =========================================================================

Liabilities and shareholder's equity Current liabilities:
  Accounts payable and accruals                            $      5,310  $   1,754,914   $   3,582,089  $          --  $          --
  Due to affiliates
  Due to parent-FIT
  Due to parent                                                                 52,234          64,800
  Due to CHG&E                                                                  71,714         101,471
  Note payable                                                                                 250,000
  Deferred income taxes                                                        272,826         870,430

                                                           -------------------------------------------------------------------------
       Total current liabilities                                  5,310      2,151,688       4,868,790              0              0
                                                           -------------------------------------------------------------------------

Notes Payable - Banks                                                                          250,000
Notes Payable - Affiliated Companies                         82,500,000
                                                           -------------------------------------------------------------------------
       Total liabilities                                     82,505,310      2,151,688       5,118,790              0              0
                                                           -------------------------------------------------------------------------

Shareholder's equity:
  Capital stock                                                   2,510
  Additional paid-in capital                                 71,633,500
  Retained earnings                                           9,379,075
  Treasury stock
                                                           -------------------------------------------------------------------------
       Shareholder's equity before
            other comprehensive income                       81,015,085

  Other comprehensive income
                                                           -------------------------------------------------------------------------
       Total shareholder's equity                            81,015,085
                                                           -------------------------------------------------------------------------
   Total liabilities and shareholder's equity               163,520,395      2,151,688       5,118,790              0              0
                                                           =========================================================================

                                                                                                                   December 31, 2001
                                                         ---------------------------------------------------------------------------
                                                           Prime           Green                         Griffith
                                                         Industrial        Point          SCASCO          Energy
Assets
Current assets:
  Cash                                                   $   134,743   $      35,666   $   1,077,817   $   2,325,764   $   7,109,914
  Accounts receivable, less allowance for
      doubtful accounts of $958,272                          187,044                       5,829,938      10,727,854      21,688,188
  Due from affiliates
  Notes receivable                                                                                         1,405,522       1,405,522
  Installment receivables, net                                                                                             1,090,055
  Inventory                                                   48,282                       1,017,891       2,289,481       4,534,993
  Prepaid                                                     19,869                         869,413       1,478,010       9,391,311
  Derivatives                                                                                424,659                       1,924,659
                                                         ---------------------------------------------------------------------------
       Total current assets                                  389,938          35,666       9,219,718      18,226,631      47,144,642

Installment receivable                                                                                                     7,917,802
Notes receivable                                                                                             423,925         423,925
Deferred projects                                                                                                          1,448,769
Investments in partnerships                                                                                                4,406,998
Deferred income taxes                                         22,981                          40,978                          63,959
Due from parent-FIT                                           17,744             160         134,113       1,083,218       2,789,059
Due from parent-NYSIT                                          5,921             (15)                                        163,549
Other assets                                                                                  33,944                       4,975,222
Fixed assets, net                                             74,932                       3,984,585       9,995,660      47,156,932
Goodwill, net                                                145,273                      11,033,558      68,408,330      79,587,161
Investments in subsidiaries

                                                         ---------------------------------------------------------------------------
       Total non current assets                              266,851             145      15,227,178      79,911,133     148,933,376

                                                         ---------------------------------------------------------------------------
       Total assets                                          656,789          35,811      24,446,896      98,137,764     196,078,018
                                                         ===========================================================================

Liabilities and shareholder's equity Current liabilities:
  Accounts payable and accruals                          $    94,577   $         597   $   4,982,154   $  20,007,494   $  30,427,135
  Due to affiliates
  Due to parent-FIT
  Due to parent                                                                               21,084          95,983         234,101
  Due to CHG&E                                                                                                 3,724         176,909
  Note payable                                                                                                               250,000
  Deferred income taxes                                                                                       81,532       1,224,788

                                                         ---------------------------------------------------------------------------
       Total current liabilities                              94,577             597       5,003,238      20,188,733      32,312,933
                                                         ---------------------------------------------------------------------------

Notes Payable - Banks                                                                                                        250,000
Notes Payable - Affiliated Companies                                                                                      82,500,000
                                                         ---------------------------------------------------------------------------
       Total liabilities                                      94,577             597       5,003,238      20,188,733     115,062,933
                                                         ---------------------------------------------------------------------------

Shareholder's equity:
  Capital stock                                                                                                                2,510
  Additional paid-in capital                                                                                              71,633,500
  Retained earnings                                                                                                        9,379,075
  Treasury stock
                                                         ---------------------------------------------------------------------------
       Shareholder's equity before
            other comprehensive income                                                                                    81,015,085

  Other comprehensive income
                                                         ---------------------------------------------------------------------------
       Total shareholder's equity                                                                                         81,015,085

                                                         ---------------------------------------------------------------------------
   Total liabilities and shareholder's equity                 94,577             597       5,003,238      20,188,733     196,078,018
                                                         ===========================================================================

Central Hudson Energy Services, Inc.
Consolidating Income Statement
December 31, 2001

                                                                                     Unconsolidated
                                                    -------------------------------------------------------------------------------
                                                      Services          CHEC         CH  Resources     CH Syracuse     CH Niagara
Revenues                                            $          --   $  40,268,473    $  30,230,754    $          --   $          --

                                                    -------------------------------------------------------------------------------
     Total Revenues                                            --      40,268,473       30,230,754               --              --

Cost of goods sold:
    Fuel used in electric generation                           --              --               --               --              --
    Purchased electricity                                      --              --               --               --              --
    Purchased petroleum                                        --              --               --               --              --
    Purchased natural gas                                      --              --               --               --              --
    Other                                                      --      39,270,607       19,577,527               --              --

                                                    -------------------------------------------------------------------------------
         Total costs of goods sold                             --      39,270,607       19,577,527               --              --
                                                    -------------------------------------------------------------------------------

Gross Profit                                                   --         997,866       10,653,227               --              --

Other Income (Expense):
    Equity in Partnership Income and subsidiaries       1,437,825       2,850,222               --               --              --
    Interest Income                                            --         165,269          102,212               --              --
    Interest Expense                                           --        (761,042)        (943,415)              --              --
    Other Taxes                                                --        (153,974)              --               --              --
    Other Income                                               --       2,109,180               --               --              --

                                                    -------------------------------------------------------------------------------
Total Other Income                                      1,437,825       4,209,655         (841,203)              --              --

Expenses:
    Other operating  expenses                                  --       2,447,829        9,118,493               --              --
    Depreciation and Amortization Expense                      --          70,011        1,530,413               --              --

                                                    -------------------------------------------------------------------------------
Total Other Expenses                                           --       2,517,840       10,648,906               --              --

Income before Provision for Income Taxes                1,437,825       2,689,681         (836,882)              --              --

Income Taxes                                                   --         737,234         (293,884)              --              --
                                                    -------------------------------------------------------------------------------

Net Income                                              1,437,825       1,952,447         (542,998)              --              --

Retained Earnings at Beginning                          7,941,250       8,934,915       (1,092,893)              --              --

                                                    -------------------------------------------------------------------------------
Retain Earnings at End                              $   9,379,075   $  10,887,362    $  (1,635,891)   $          --   $          --
                                                    ===============================================================================

                                                    -------------------------------------------------------------------------------

                                                                                   Unconsolidated
                                                   --------------------------------------------------------------------------------
                                                       Prime           Green                           Griffith
                                                     Industrial        Point          SCASCO            Energy            Total
Revenues                                           $     881,655    $          --   $  34,852,327    $ 114,994,439    $ 221,227,648

                                                   --------------------------------------------------------------------------------
     Total Revenues                                      881,655               --      34,852,327      114,994,439      221,227,648

Cost of goods sold:
    Fuel used in electric generation                          --               --              --               --               --
    Purchased electricity                                     --               --              --               --               --
    Purchased petroleum                                       --               --              --               --               --
    Purchased natural gas                                     --               --              --               --               --
    Other                                                504,857               --      23,738,543       79,513,136      162,604,670

                                                   --------------------------------------------------------------------------------
         Total costs of goods sold                       504,857               --      23,738,543       79,513,136      162,604,670
                                                   --------------------------------------------------------------------------------

Gross Profit                                             376,798               --      11,113,784       35,481,303       58,622,978

Other Income (Expense):
    Equity in Partnership Income and subsidiaries             --               --              --               --        4,288,047
    Interest Income                                           --              155          50,762          577,281          895,679
    Interest Expense                                          --               --        (499,013)      (1,790,531)      (3,994,001)
    Other Taxes                                               --               --              --               --         (153,974)
    Other Income                                              --               --         365,538           92,802        2,567,520

                                                   --------------------------------------------------------------------------------
Total Other Income                                            --              155         (82,713)      (1,120,448)       3,603,271

Expenses:
    Other operating  expenses                            418,333               --       9,100,245       27,507,575       48,592,475
    Depreciation and Amortization Expense                 65,056               --       1,794,457        5,363,320        8,823,257

                                                   --------------------------------------------------------------------------------
Total Other Expenses                                     483,389               --      10,894,702       32,870,895       57,415,732

Income before Provision for Income Taxes                (106,591)             155         136,369        1,489,960        4,810,517

Income Taxes                                             (43,183)              65          50,669          583,903        1,034,804
                                                   --------------------------------------------------------------------------------

Net Income                                               (63,408)              90          85,700          906,057        3,775,713

Retained Earnings at Beginning                           (16,024)         105,056         107,955        1,806,439       17,786,698

                                                   --------------------------------------------------------------------------------
Retain Earnings at End                             $     (79,432)   $     105,146   $     193,655    $   2,712,496    $  21,562,411
                                                   ================================================================================

                                                   --------------------------------------------------------------------------------

Central Hudson Energy Services, Inc.
Consolidating Income Statement
December 31, 2001

                                                                                      Eliminations
                                                    -------------------------------------------------------------------------------
                                                       Services         CHEC          CH Resources      CH Syracuse     CH Niagara
Revenues                                            $          --   $ (31,624,201)   $          --    $          --   $          --

                                                    -------------------------------------------------------------------------------
     Total Revenues                                            --     (31,624,201)              --               --              --

Cost of goods sold:
    Fuel used in electric generation                                                    18,907,699
    Purchased electricity                                               5,532,494
    Purchased petroleum
    Purchased natural gas
    Other                                                             (37,454,978)     (18,907,699)

                                                    -------------------------------------------------------------------------------
         Total costs of goods sold                             --     (31,922,484)              --               --              --
                                                    -------------------------------------------------------------------------------

Gross Profit                                                   --         298,283               --               --              --

Other Income (Expense):
    Equity in Partnership Income and subsidiaries      (1,437,825)       (928,348)
    Interest Income
    Interest Expense
    Other Taxes
    Other Income                                                         (609,180)

                                                    -------------------------------------------------------------------------------
Total Other Income                                     (1,437,825)     (1,537,528)              --               --              --

Expenses:
    Other operating  expenses                                                             (441,180)
    Depreciation and Amortization Expense

                                                    -------------------------------------------------------------------------------
Total Other Expenses                                           --              --         (441,180)              --              --

Income before Provision for Income Taxes               (1,437,825)     (1,239,245)         441,180               --              --

Income Taxes                                                             (160,347)         160,347
                                                    -------------------------------------------------------------------------------

Net Income                                             (1,437,825)     (1,078,898)         280,833               --              --

Retained Earnings at Beginning                                         (8,934,915)       1,092,893               --              --

                                                    -------------------------------------------------------------------------------
Retain Earnings at End                              $  (1,437,825)  $ (10,013,813)   $   1,373,726   $           --   $          --
                                                    ===============================================================================

                                                    -------------------------------------------------------------------------------

                                                                                    Eliminations
                                                   --------------------------------------------------------------------------------
                                                       Prime           Green                           Griffith
                                                     Industrial        Point          SCASCO            Energy         Eliminations
Revenues                                           $    (305,705)   $          --   $          --    $          --    $ (31,929,906)

                                                   --------------------------------------------------------------------------------
     Total Revenues                                     (305,705)              --              --               --      (31,929,906)

Cost of goods sold:
    Fuel used in electric generation                                                                                     18,907,699
    Purchased electricity                                                                                                 5,532,494
    Purchased petroleum                                                                13,350,416       75,822,864       89,173,280
    Purchased natural gas                                                               8,562,683                         8,562,683
    Other                                                 (7,422)                     (21,913,099)     (75,822,864)    (154,106,062)

                                                   --------------------------------------------------------------------------------
         Total costs of goods sold                        (7,422)              --              --               --      (31,929,906)
                                                   --------------------------------------------------------------------------------

Gross Profit                                            (298,283)              --              --               --               --

Other Income (Expense):
    Equity in Partnership Income and subsidiaries                                                                        (2,366,173)
    Interest Income                                                                                                              --
    Interest Expense                                                                                                             --
    Other Taxes                                                                                                                  --
    Other Income                                              (1)                                                          (609,181)

                                                   --------------------------------------------------------------------------------
Total Other Income                                            (1)              --              --               --       (2,975,354)

Expenses:
    Other operating  expenses                                                            (168,000)                         (609,180)
    Depreciation and Amortization Expense                                                                                        --

                                                   --------------------------------------------------------------------------------
Total Other Expenses                                          --               --        (168,000)              --         (609,180)

Income before Provision for Income Taxes                (298,284)              --         168,000               --       (2,366,174)

Income Taxes                                                                                                                     --
                                                   --------------------------------------------------------------------------------

Net Income                                              (298,284)              --         168,000               --       (2,366,174)

Retained Earnings at Beginning                            16,024         (105,056)       (107,955)      (1,806,439)      (9,845,448)

                                                   --------------------------------------------------------------------------------
Retain Earnings at End                             $    (282,260)   $    (105,056)  $      60,045    $  (1,806,439)   $ (12,211,622)
                                                   ================================================================================

                                                   --------------------------------------------------------------------------------

Central Hudson Energy Services, Inc.
Consolidating Income Statement
December 31, 2001

                                                                                      Consolidated
                                                    -------------------------------------------------------------------------------
                                                       Services         CHEC         CH Resources      CH  Syracuse     CH  Niagara
Revenues                                            $          --   $   8,644,272    $  30,230,754    $          --   $          --

                                                    -------------------------------------------------------------------------------
     Total Revenues                                            --       8,644,272       30,230,754               --              --

Cost of goods sold:
    Fuel used in electric generation                           --              --       18,907,699               --              --
    Purchased electricity                                      --       5,532,494               --               --              --
    Purchased petroleum                                        --              --               --               --              --
    Purchased natural gas                                      --              --               --               --              --
    Other                                                      --       1,815,629          669,828               --              --

                                                    -------------------------------------------------------------------------------
         Total costs of goods sold                             --       7,348,123       19,577,527               --              --
                                                    -------------------------------------------------------------------------------

Gross Profit                                                   --       1,296,149       10,653,227               --              --

Other Income (Expense):
    Equity in Partnership Income and subsidiaries              --       1,921,874               --               --              --
    Interest Income                                            --         165,269          102,212               --              --
    Interest Expense                                           --        (761,042)        (943,415)              --              --
    Other Taxes                                                --        (153,974)              --               --              --
    Other Income                                               --       1,500,000               --               --              --

                                                    -------------------------------------------------------------------------------
Total Other Income                                             --       2,672,127         (841,203)              --              --

Expenses:
    Other operating  expenses                                  --       2,447,829        8,677,313               --              --
    Depreciation and Amortization Expense                      --          70,011        1,530,413               --              --

                                                    -------------------------------------------------------------------------------
Total Other Expenses                                           --       2,517,840       10,207,726               --              --

Income before Provision for Income Taxes                       --       1,450,436         (395,702)              --              --

Income Taxes                                                   --         576,887         (133,537)              --              --
                                                    -------------------------------------------------------------------------------

Net Income                                                     --         873,549         (262,165)              --              --

Retained Earnings at Beginning                          7,941,250              --               --               --              --

                                                    -------------------------------------------------------------------------------
Retain Earnings at End                              $   7,941,250   $     873,549    $    (262,165)   $          --   $          --
                                                    ===============================================================================

                                                    -------------------------------------------------------------------------------

                                                                                   Consolidated
                                                   --------------------------------------------------------------------------------
                                                       Prime           Green                           Griffith
                                                     Industrial        Point           SCASCO           Energy            Total
Revenues                                           $     575,950    $          --   $  34,852,327    $ 114,994,439    $ 189,297,742

                                                   --------------------------------------------------------------------------------
     Total Revenues                                      575,950               --      34,852,327      114,994,439      189,297,742

Cost of goods sold:
    Fuel used in electric generation                          --               --              --               --       18,907,699
    Purchased electricity                                     --               --              --               --        5,532,494
    Purchased petroleum                                       --               --      13,350,416       75,822,864       89,173,280
    Purchased natural gas                                     --               --       8,562,683               --        8,562,683
    Other                                                497,435               --       1,825,444        3,690,272        8,498,608A

                                                   --------------------------------------------------------------------------------
         Total costs of goods sold                       497,435               --      23,738,543       79,513,136      130,674,764
                                                   --------------------------------------------------------------------------------

Gross Profit                                              78,515               --      11,113,784       35,481,303       58,622,978

Other Income (Expense):
    Equity in Partnership Income and subsidiaries             --               --              --               --        1,921,874B
    Interest Income                                           --              155          50,762          577,281          895,679B
    Interest Expense                                          --               --        (499,013)      (1,790,531)      (3,994,001)
    Other Taxes                                               --               --              --               --         (153,974)
    Other Income                                              (1)              --         365,538           92,802        1,958,339B

                                                   --------------------------------------------------------------------------------
Total Other Income                                            (1)             155         (82,713)      (1,120,448)         627,917

Expenses:
    Other operating  expenses                            418,333               --       8,932,245       27,507,575       47,983,295A
    Depreciation and Amortization Expense                 65,056               --       1,794,457        5,363,320        8,823,257

                                                   --------------------------------------------------------------------------------
Total Other Expenses                                     483,389               --      10,726,702       32,870,895       56,806,552

Income before Provision for Income Taxes                (404,875)             155         304,369        1,489,960        2,444,343

Income Taxes                                             (43,183)              65          50,669          583,903        1,034,804C
                                                   --------------------------------------------------------------------------------

Net Income                                              (361,692)              90         253,700          906,057        1,409,539

Retained Earnings at Beginning                                --               --              --               --        7,941,250

                                                   --------------------------------------------------------------------------------
Retain Earnings at End                             $    (361,692)   $          90   $     253,700    $     906,057    $   9,350,789
                                                   ================================================================================

                                                   --------------------------------------------------------------------------------

                                                    A - Total of $8,498,608 + $47,983,295 = $56,481,903 which is 'Other Expenses of
                                                    Operation' on the CH Energy Group Consolidated I/S.

                                                    B - Total of $1,921,874 + $895,679 + $1,958,339 = $4,775,892 which is 'Other
                                                    Net' on CH Energy Group Consolidated I/S.

                                                    C - Total above of $1,034,804 is in two parts of $35,904 and $998,900 on the CH
                                                    Energy Group Consolidated I/S.